Exhibit 12.2

Endeavour International Corporation

Computation of Ratios of Earnings to Fixed Charges

and Preference Securities Dividends

(Amounts in thousands)

	Year Ended December 31,
	2011	2010	2009
Earnings:
Income (Loss) before Taxes	$(103,934)	$55,743	$(94,687)

Add: Fixed charges	61,980	40,744	40,908
Less: Capitalized interest	(14,711)	(3,925)	(3,067)

Earnings	$(27,243)	$100,412	$(50,712)

Fixed Charges:
Interest expense	$45,295	$34,592	$16,630
Preferred dividends	1,974	2,227	21,211
Capitalized interest	14,711	3,925	3,067

Total fixed charges	$61,980	$40,744	$40,908

Ratio of earnings to fixed charges	—	2.5	—

For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.

Earnings were insufficient to cover fixed charges by $89.2 million and $91.6 million for the year ended December 31, 2011 and 2009.